FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company

Corporate Tax ID (CNPJ/MF) No. 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”), pursuant to Law No. 6.404/76, as amended, and CVM Resolution No. 44/21, hereby informs its shareholders and the market in general that, on the present date, the Company’s Board of Directors has approved the twentieth (20th) issuance of unsecured simple debentures, not convertible into shares, in to three (3) series of the Company, in the total amount of up to R$ 1,390,000,000.00 (one billion and three hundred ninety million Brazilian reais) (“Issuance” and “Debentures”, respectively), for public distribution under the automatic registration procedure, in accordance with CVM Resolution No. 160/22, as amended (“Offer” and “CVM Resolution 160”, respectively).

The Debentures will be exclusively offered to Professional Investors, as set forth in article 11 of CVM Resolution No. 30/21, as amended (“CVM Resolution No. 30”). The Debentures of the First Series (“First Series Debentures”) and the Debentures of the Second Series (“Second Series Debentures”) will be offered on a best-efforts placement basis. The Debentures of the Third Series (“Third Series Debentures”) will be distributed on a firm commitment basis.

Bellow are the terms of the Issuance and the allocation of proceeds:

	1st Series	2nd Series	3rd Series
Amount	Up to R$ 380 million	Up to R$ 760 million	R$ 250 million
Maturity Date	07/30/2025	07/302026	11/30/2027
Amortization	Bullet	Bullet	At the end of months 24 and 36
Remuneration	DI +1.55% p.a.	DI +1.65% p.a.	DI +2.50% p.a.
Allocation of Proceeds	Amortization of 50% of the principal amount and 100% of the interest of the 1st series of the 5th issuance of PN’s¹, maturing in July 2025, resulting in the substitution of the PN¹ debt instrument into debentures	Amortization of 100% of the principal amount and 100% of the interest of the 2nd series of the 5th issuance of PN’s¹, maturing in July 2026, resulting in the substitution of the PN¹ debt instrument into debentures	Extension of remaining 50% of the principal of the 1st series of the 5th issuance of PN’s¹, maturing in July 2025
(1)	Promissory Notes

1

We hereby clarify that, from the total value of the Issuance, R$250 million corresponding to the Third Series Debentures will be allocated to the partial extension of the installment related to the First Series of the 5th Promissory Note, maturing in July 2025. The amount of the First Series Debentures and the Second Series Debentures will retain the original contractual conditions of the 5th Issue of Promissory Notes, with the only modification being the substitution of the debt instrument.

In connection with the Offer, partial distribution of the First Series Debentures and the Second Series Debentures will be permitted, in accordance with articles 73 and 74 of CVM Resolution 160.

The other terms and conditions regarding the Issuance and the Debentures are, and will be, specified in the “Private Deed of the 20th (Twentieth) Issuance of Unsecured Simple Debentures, Non-Convertible into Shares, in Three Series, for Public Distribution, under the Automatic Distribution Registry Procedure, of Companhia Brasileira de Distribuição” (“Indenture”).

The Minutes of the Board of Director’s Meeting that has approved the terms and conditions of the Issuance, as set forth in article 59, paragraph 1st of the Brazilian Corporate Law, as well as the Indenture, are available in Company’s website (https://gpari.com.br/), in CVM’s website (www.gov.br/cvm/pt-br) and in B3’s website (www.b3.com.br).

This Material Fact is only for informative purpose, as set forth in the prevailing legislation and shall not be interpreted as selling efforts and/or investment recommendation in the Debentures under any circumstances.

The Company will keep its Shareholders and the market in general informed about any new material facts related to the Issuance.

São Paulo, November 07, 2024.

Rafael Sirotsky Russowsky

Vice President of Finance and Investor Relations Officer

2

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 11, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.